

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 9, 2012

Leonard R. Stein
Senior Vice President, General Counsel
Splunk Inc.
250 Brannan Street
San Francisco, CA 94107

> **Re: Splunk Inc.**
> **Registration Statement on Form S-1**
> **Filed January 12, 2012**
> **File No. 333-178988**

Dear Mr. Stein:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus

1.   Please confirm that any preliminary prospectus you circulate will include the price range and price-dependant information based on a good faith estimate of the public offering price within that range. We may have further comments when you include pricing information and related disclosure.

Gatefold

2.   The graphics in the front and back cover of your prospectus should only include the text necessary to explain the visuals in the presentation, with any necessary text targeted to a prospective investor instead of a customer. In addition, they should not contain a one-sided presentation of the most favorable aspects of your business, such as the number or type of customers or the presentation of revenues without income. Please submit your revisions on a supplemental basis.

Table of Contents

3.   Please move the paragraph immediately following the table of contents to a place in your document after the risk factor disclosure as it is not required disclosure under Items 501 and 502 of Regulation S-K.

Prospectus Summary

Splunk Inc.

4.   Regarding the industry data you cite on page 1 and elsewhere in your prospectus, please tell us whether you obtained the information from sources that are generally publicly available for no or a nominal fee and whether any of those reports were prepared for your company or for the offering. Also, provide us with supplemental copies of the reports that you cite and from which the data in the prospectus is extracted. Mark the reports appropriately to designate the portions you rely upon in making the statements in the prospectus.

5.   We note your use of abbreviations in your summary. Please consider using short descriptions rather than requiring investors to learn a new vocabulary. Also, in some cases, such as with "PCI," the abbreviations are not defined. In other cases, such as with "API," "SDK," "EMEA," and "APAC," you define them later in the document. Where you choose to use abbreviations, please revise to ensure that the meaning is clear or define them where first used.

6.   Please tell us the objective criteria you used to determine the companies to highlight in the second sentence of the penultimate paragraph on page 2 and page 47. Also tell us how you concluded that highlighting these companies provides investors with a balanced presentation of your business.

Risk Factors

We are subject to government export and import controls…, page 18

7.   Please tell us whether the potential violations related to Iran, Syria, Sudan and/or Cuba, the countries currently designated as state sponsors of terrorism by the State Department, and which also are subject to U.S. economic sanctions and export controls.

8.   We note your disclosure in the second and third sentence of the second paragraph in this section. Please clarify why you cannot provide unequivocal disclosure regarding whether your no-cost products were downloaded and whether any downloads constitute a violation of U.S. export control and sanctions laws.

9.   In an appropriate place in your document, please provide additional disclosure regarding the status of your inquiries into downloads by persons in countries the subject of U.S. embargoes and by prohibited persons, including the steps that you have taken and the steps that remain to complete the inquiries. Also, given your disclosure in the penultimate sentence of the third paragraph, quantify the total amount of penalties and fines for which you may be liable.

Use of Proceeds, page 38

10.   Regarding your disclosure in the second paragraph, please note that under Item 504 of Regulation S-K you must specify the approximate amounts intended for each purpose. Therefore, here and on page 6, please break down the amount of estimated proceeds into each principal use. For example, how much of the offering proceeds are you using for capital expenditures, for sales and marketing, and for product development? In this regard, we note your disclosure on page 58 that you intend to increase your investment in capital expenditures in 2013.

Selected Consolidated Financial Data, page 43

11.   We note that the table provides information for the fiscal year ended December 31, 2006 and the fiscal year ended January 31, 2008 however you have not provided information for fiscal year 2007. Please advise.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Revenues, page 47

12.   You disclose in the risk factor on page 12 that operating results may be significantly impacted from shifts in the ratio between perpetual and term licenses. Please disclose how the mix of perpetual and term licenses affects your operating results and how any known trends may influence future results. Further, and if possible, quantify for each period the amount of license revenues derived from perpetual and term licenses. Refer to Regulation S-K Item 303(a)(3)(ii).

13.   With a view to disclosure, please tell us how your Maintenance and Services revenues are affected by customers purchasing term licenses.

14.   Refer to the third paragraph in this section. Please clarify how "professional services and training revenues" differs from "maintenance and services revenues."

First Nine Months of Fiscal 2011 and 2012

Revenues, page 50

15.   You disclose that the growth in License revenues was driven by increases in total customers, sales to existing customers, and number of orders greater than $100,000. Similarly, the increase in Maintenance and Service revenues was as a result of growth in the installed customer base and sales of professional services. Please quantify the effect that each of these factors had in the increase in License and Maintenance and Service revenues. Provide similar disclosure for your other periods. In addition, clarify why the increase in Maintenance and Services revenues from the prior period exceeded the increase in License revenues and describe the effect that any known trends may have on your revenues.

16.   We note that in your discussion of revenue for the periods presented you refer growth in your installed base. Please tell us the extent to which you use this metric as a key indicator in managing your business and indicate whether you believe that this metric contributes meaningfully to understanding and evaluating your company. Also, tell us what consideration you gave to disclosing this metric for the periods presented in your MD&A. See Section III.B.1 of SEC Release No. 33-8350.

Seasonality, Cyclicality and Quarterly Trends, page 57

17.   Regarding the seasonality you mention in the first paragraph, please describe the business conditions or customer circumstances that contribute to these seasonal impacts on your revenues, including the reason for the increase in the fourth quarter and the flat revenues in the third quarter compared to the second quarter.

Loan and Security Agreement, page 60

18.   We note that the terms in the Loan and Security Agreement filed as exhibit 10.8 differ from those you disclose on page 60. Please advise.

Critical Accounting Policies and Estimates

Stock-Based Compensation, page 62

19.   We note your disclosure on page 64 that the market-based approach used considers multiples of financial metrics based on acquisitions and trading multiples of a selected peer group of technology companies. Please revise to disclose the following:

●   The basis for the selection of the set of peer companies, including a discussion of what makes them comparable and any limitations or uncertainties over that comparability;

- Disclose the significant multiples used for each valuation period;
- Explain changes in the significant assumptions, such as the pool of companies considered or multiples used, over the valuation periods; and
- Clarify whether the same set of comparable companies are used in all the relevant valuation estimates, including stock options, common stock or inputs to other valuations such as the discount rate.

20. Your disclosures on page 65 indicate that when determining the underlying fair value of your common stock in September and October 2011 you considered recent common stock purchase transactions between existing preferred stockholders and former employees. Please provide us with the details surrounding these transactions including when they occurred and the purchase price of the common stock paid by the preferred shareholders.

21. Please revise to discuss the significant factors contributing to the difference in the fair value determined between each option grant. This reconciliation should describe significant intervening events within the company and changes in assumptions as well as weighting and selection of valuation methodologies employed that explain the changes in the fair value of the underlying stock up to the filing of the registration statement. Also, when your estimated IPO price is known and included in your registration statement, please reconcile and explain the difference between the fair value of the underlying stock as of the most recent valuation date and the midpoint of your IPO offering range.

22. For any options granted or other share-based issuances subsequent to the most recent balance sheet date presented in the registration statement, if material, please revise your disclosure to include the expected impact the additional grants will have on your financial statements. Additionally, continue to provide us with updates to the requested information for all equity related transactions subsequent to this request through the effective date of the registration statement.

23. We note your disclosure on page 63 that the fair value of your common stock was determined by the board of directors with input by management. However, we also note your disclosure on page 64 that you "engaged an independent valuation firm to <u>determine</u> [y]our enterprise value and allocate that value to each element of [y]our capital structure (preferred stock, common stock, warrants and options)." Please describe the nature and extent of the independent valuation firm's involvement in the determination of your enterprise value, the allocation of that value and the fair value of your common stock. Please see Question 141.02 of our Compliance and Disclosure Interpretations related to Securities Act filings at *http://www.sec.gov/divisions/corpfin/guidance/sasinterp.htm* for guidance.

24. Please tell us your proposed IPO price range, when you first initiated discussions with underwriters and when the underwriters first communicated their estimated price range and amount for your stock.

Quantitative and Qualitative Disclosures about Market Risk, page 66

25.   Although we note your disclosure on page 30 that your sales transactions are denominated in U.S. dollars, in light of your regional offices in Germany, Hong Kong, Singapore, and the United Kingdom, please tell us how you considered the significance of foreign currency risks attributable to operating expenses. Refer to Item 305 of Regulation S-K.

Business

Industry Background, page 69

26.   In your bullet points on page 69 you include business application, human-generated, and machine data as the three types of big data. In the following sections, your disclosure only appears to address machine data. Therefore, please clarify the applicability of your products to human-generated and business application data. If your products are only for use on machine data, you should revise the first sentence of the second paragraph in this section to clarify how it is applicable to machine data.

Our Opportunity, page 71

27.   The data you disclose in the second paragraph for IT operations includes application management. Please tell us why you disclose IT operations management and application management as separate uses in the first paragraph.

Key Benefits, page 72

28.   You disclose in the second paragraph that your software offers compelling return on investment and lower total cost of ownership. Please disclose the basis for this statement, such as which products you compared your software against and why it is appropriate to use those products as a basis for comparison. Also, clarify how you considered the license fees for your software that is paid over time.

Our Growth Strategy, page 73

29.   For each strategy in this section, please disclose the steps you are taking to implement the strategy. If you have not taken any steps toward the implementation of a strategy, please state so.

30.   With a view to disclosure, please provide us with support for your claim of leadership in the second paragraph in this section.

Partner and Developer Ecosystem, page 78

31.   Please disclose how the amount royalties mentioned in this section are determined.

Intellectual Property, page 80

32.   We note the disclosure on page 26 regarding the dispute over your trademark in the
European Union. Please disclose the nature of the dispute and the significance to your
business.

Competition, page 81

33.   In the second sentence following the bullet points, you state that you generally complete
favorably on all the principal competitive factors in your markets. Please significantly
expand to disclose the principal methods of competition and the positive and negative
factors pertaining to your competitive position, in accordance with Regulation S-K Item
101(c)(1)(x), to provide meaningful disclosure to an investor. In this regard, we note
your disclosure on page 15 and 20 regarding risks from your pricing as the amount of
data grows.

Management

Executive Officers, page 83

34.   Please disclose Mr. Stein's employment from August 2010 to April 2011.

Executive Compensation, page 92

35.   Update your executive compensation disclosure to add disclosure for the 2012 fiscal year.
In this regard, you should note that the Instruction to Item 402(c)(1) in Regulation S-K
requires that you also include 2011 compensation in your Summary Compensation Table.

36.   We note various references throughout your executive compensation disclosure regarding
external market data. You also appear to use compensation data for comparable
executives when determining the various elements of your compensation. When you
revise your disclosure to reflect compensation for the 2012 fiscal year, please disclose
any benchmarks used. You should note that the definition of a benchmark is expansive.
Refer to Regulation S-K Compliance and Disclosure Interpretations Question 118.5.

Compensation Decision Process, page 93

37.   Please disclose why the process for determining Mr. Kapur's compensation differed from
that of the other executives for the year ended January 31, 2011.

38.   Refer to the first sentence of the last paragraph on page 93. We note the use of the word "including." Please disclose all external sources that were considered.

Target Incentive Compensation, page 98

39.   We note that you have not provided a quantitative discussion of the amount of historical bookings to be achieved in order for your executive officers to earn their incentive compensation. Please provide this disclosure or alternatively tell us why you believe that the disclosure of such historical information would result in competitive harm such that the information could be excluded under Instruction 4 to Item 402(b).

40.   We note that your discussion for the individuals on pages 98 through 103 sometimes identifies parameters that were evaluated in awarding incentive compensation but does not explain how each element affected the outcome with respect to each component of compensation. Please ensure that when you update your compensation discussion, you disclose how each performance criteria affected the outcome with respect to each element of compensation.

2011 Summary Compensation Table, page 106

41.   Regarding the individuals in your table, please tell us why you did not include Mr. Conte. In addition, tell us why Mr. Stein does not satisfy the definition of named executive officer under Regulation S-K Item 402(a)(3)(iii), and if your determination was based on the dollar amount of compensation he received in 2011, provide a breakdown of his compensation for that period in your response letter.

42.   We note that you include bonus amounts paid under "All Other Compensation." Please revise your table to include any bonus paid under the bonus column, as required by Regulation S-K Item 402(c)(2)(iv).

Executive Employment Arrangements, page 109

43.   Please disclose the terms of your employment arrangements with Messrs. Stein and Conte.

Change in Independent Public Accounting Firm, page 142

44.   We note your disclosure that in July 2010 your audit committee determined not to renew Armanino McKenna's engagement as the company's independent accountant. Please revise to state whether your former auditor resigned, declined to stand for re-election, or was dismissed and disclose the specific date that your relationship ended. In addition, disclose the specific date you engaged PricewaterhouseCoopers LLP as the company's independent accountant. Refer to Item 304(a)(1)(i) and (a)(2) of Regulation S-K.

Where You Can Find More Information, page 143

45.   You qualify the completeness of the summaries of exhibits provided in your prospectus "in all respects." to the text of the exhibits. Please remove the phrase "in all respects."

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note (3) Summary of Significant Accounting Policies

Revenue Recognition, page F-8

46.   We note your disclosure on page 20 that you charge your customers for their use of your software based on the customers' estimated daily indexing capacity. Please tell us more about these arrangements and revise to describe your revenue recognition for these arrangements, including whether there are any contingent usage-based fees. In this regard, we note that you refer to "royalties" on page F-8 but you do not describe how and when royalty revenue is recognized.

47.   We note your disclosure that vendor-specific objective evidence ("VSOE") of maintenance is based on "consistently priced standalone sales." Please describe, in detail, your methodology for establishing VSOE of your maintenance services and provide the volume and range of standalone sales used to establish VSOE.

48.   We note that revenue from term licenses bundled with maintenance is recognized ratably over the term of the license as you do not have VSOE of the maintenance. Please tell us where you classify these revenues and related costs in your Consolidated Statements of Operations. If you classify these revenues and related costs as a single line item or allocate between products and services please explain your basis of presentation or allocation methodology, why you believe such presentation is reasonable and confirm to us that this presentation has been consistently applied. Assuming that your presentation of revenues and cost of revenues is considered reasonable for purposes of complying with Rule 5-03(b)(1) and (2) of Regulation S-X, please ensure that your disclosures include a discussion of your basis of presentation or allocation methodology and discuss the reasons for such presentation or allocation. As part of your response, please quantify, for the periods presented, the amount of revenue recognized for term licenses.

49.   We note that you sell your software through distributors and resellers. Please revise to clarify your revenue recognition policies for indirect sales, including whether you recognize revenue when sold to your resellers or only when delivered to the end-users and whether resellers have return rights or other rights and warranties. In addition, disclose the amount of revenue recognized from these third-party sales for the periods presented.

50.   We note your disclosure that substantially all of your professional services arrangements are billed on a time and materials basis and are recognized as the services are performed. Please revise to clarify your revenue recognition policy for such services when they are included in bundled arrangements that include time-based licenses and maintenance where VSOE of maintenance has not been established. Refer to ASC 985-605-25-10.

Note (9) Commitments and contingencies, page F-23

51.   You disclose, with respect to legal proceedings, that the "ultimate amount of liability, if any, for any pending claims (either individually or in the aggregate) will not materially affect the company's financial position, results of operations or liquidity." We also note your disclosure regarding the potential violations of U.S. sanctions or export control laws. If the there is a reasonable possibility that a loss exceeding amounts already recognized may have been incurred and the amount of that additional loss would be material, you must either disclose the estimated additional loss, or state that such an estimate cannot be made. Please tell us whether you believe that it is reasonably possible that additional losses would be material and, if so, how your disclosures comply with paragraphs 50-3 through 50-5 of ASC 450-20-50 and SAB Topic 5Y.

52.   We note your disclosure on page 26 that you have received notices of claims regarding possible intellectual property infringement and that you are currently involved in a dispute over the Splunk trademark in the European Union. Please tell us how you considered the disclosure guidance in ASC 450-20-50 with respect to these matters.

Note (13) Income Taxes, page F-25

53.   Considering the amount of revenues attributable to international sales reported and the foreign current income tax provision, please explain to us why you report no income/(loss) before income tax expense attributable to international operations for the periods presented.

54.   We note your disclosure on page 32 that you recently discovered lack of compliance with various tax rules and regulations in certain foreign jurisdictions. Please tell us how you considered the need to disclose potential contingencies or reasonably possible additional tax liabilities related to this lack of compliance.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Joyce Sweeney, Staff Accountant, at (202) 551-3449 or Christine Davis, Assistant Chief Accountant, at (202) 551-3408 if you have questions regarding comments on the financial statements and related matters. Please contact Gabriel Eckstein, Staff Attorney, at (202) 551-3286 or, in his absence, the undersigned at (202) 551-3462 with any questions. If you thereafter require further assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3730.

Sincerely,

/s/ Mark P. Shuman

Mark P. Shuman
Branch Chief

cc: Via E-mail
        Jeffrey D. Saper
        Wilson Sonsini Goodrich & Rosati, P.C.